AutoBrag Inc.
10225 Barnes Canyon Road, Suite A211
San Diego, CA 92121

March 3, 2009

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	AutoBrag Inc.
Registration Statement on Form S-1
Filed September 9, 2008
File No. 333-153383

Dear Sir or Madam:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, AutoBrag Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-153383), together with all exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement due to extreme declines in the economy and credit markets adversely affecting the prospects for the Company’s business and requiring a total reconsideration of the Company’s plan of operations.  No securities were sold pursuant to the Registration Statement.

                Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Andrew Smith of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely, AUTOBRAG INC.

By:	/s/ Danny Chan
Danny Chan Chief Executive Officer